UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report: (Date of earliest event reported): September 20, 2024

Reneo Pharmaceuticals, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40315	47-2309515
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

18575 Jamboree Road, Suite 275-S Irvine, California	92612
(Address of principal executive offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (858) 283-0280

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, par value $0.0001 per share	RPHM	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously disclosed, on May 10, 2024, Reneo Pharmaceuticals, Inc., a Delaware corporation (“Reneo” or the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Radiate Merger Sub I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Reneo, Radiate Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Reneo, and OnKure, Inc., a Delaware corporation (“OnKure”), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, OnKure will become a wholly owned subsidiary of the Company (the “Merger”), which will change its name to “OnKure Therapeutics, Inc.”

On June 21, 2024, Reneo filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Form S-4”), as amended on July 29, 2024, August 19, 2024 and August 26, 2024, which contained a preliminary proxy statement/prospectus. The Form S-4 became effective on August 26, 2024, and a final proxy statement/prospectus (the “Proxy Statement/Prospectus”) was filed with the SEC on that day. The Proxy Statement/Prospectus solicits stockholder approval for, among other things, the Merger.

Certain Litigation

In connection with the Merger, two complaints have been filed in the Supreme Court of the State of New York, County of New York, captioned Thomas v. Reneo Pharmaceuticals, Inc., et al., Index No. 654628/2024 (filed September 5, 2024) and Kent v. Reneo Pharmaceuticals, Inc., et al., Index No. 654642/2024 (filed September 6, 2024) (together, the “Complaints”). The Complaints generally allege that the Proxy Statement/Prospectus filed by Reneo with the SEC misrepresents and/or omits certain purportedly material information relating to Reneo management’s financial projections for Reneo and OnKure, the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by Leerink Partners, Reneo’s financial advisor, and potential conflicts of interest with Leerink Partners LLC, Evercore Group L.L.C., and LifeSci Capital LLC, which are the placements agents for the concurrent private placement of Reneo common stock that is expected to close concurrently with the Merger. The Complaints assert violations of negligent misrepresentation and concealment in violation of New York common law and negligence in violation of New York common law. The Complaints seek orders enjoining the proposed Merger, or in the event that the proposed Merger is consummated, orders rescinding the Merger or awarding actual and punitive damages, as well as all of the plaintiffs’ fees and expenses in connection with the litigation, including reasonable attorneys’ and experts’ fees and expenses.

Reneo cannot predict the outcome of any litigation. Reneo and the individual defendants intend to vigorously defend against the Complaints and any subsequently filed similar actions. It is possible additional lawsuits may be filed arising out of the Merger between September 16, 2024 and consummation of the Merger. Absent new or significantly different allegations, Reneo will not necessarily disclose such additional filings.

Reneo believes that the disclosures set forth in the Proxy Statement/Prospectus comply fully with all applicable laws, and denies the allegations in the Complaints described above. Nevertheless, Reneo has determined to voluntarily supplement certain disclosures in the Proxy Statement/Prospectus with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal merit of the Complaints described above, or of the necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Reneo specifically denies all allegations in the Complaints that any additional disclosure was or is required or is material.

SUPPLEMENTAL DISCLOSURES

The following Supplemental Disclosures should be read in conjunction with the Proxy Statement/Prospectus, which should be read in its entirety. The inclusion in this supplement to the Proxy Statement/Prospectus of certain information should not be regarded as an indication that any of Reneo or its affiliates, directors, officers, or other representatives, or any other recipient of this information, considered, or now considers, it to be material, and such information should not be relied upon as such. Defined terms used but not defined herein have the meanings set forth in the Proxy Statement/Prospectus. For clarity, new text within restated paragraphs from the Proxy Statement/Prospectus is identified by bold, underlined text, and deleted text within restated paragraphs from the Proxy Statement/Prospectus is identified by ~~strikethrough text~~. If information in the Supplemental Disclosures differs from or updates information contained in the Proxy Statement/Prospectus, then the information in the Supplemental Disclosures is more current and supersedes the different information contained in the Proxy Statement/Prospectus.

The disclosure in the twenty-fourth paragraph under the heading “The Mergers—Background of the Mergers” on page 114 of the Proxy Statement/Prospectus is hereby amended and supplemented as follows:

The Reneo Board then determined that the proposals submitted by Concentra, Party C, Party D, Party E and Party F did not present compelling business cases for Reneo Stockholders relative to the proposals received from OnKure, Party A and Party B, based on, among other factors, the equity value ascribed to Reneo, pipeline, programs and data generated to date, proposed valuation, financing runway (including proposed concurrent private placement financing transactions), timing and magnitude of upcoming catalysts and, in the case of the Concentra Proposal and Party F Proposal the inability of Reneo Stockholders to share in potential future value creation from the combined company. The Reneo Board then determined to prioritize discussions with OnKure, Party A and Party B and to complete further due diligence and advance negotiations of the terms of a potential reverse merger transaction with those parties. The Reneo Board further confirmed that because Reneo would focus its efforts on pursuing a possible reverse merger with OnKure, Party A or Party B, Reneo should not negotiate with Concentra regarding the Concentra Proposal or with Party F regarding the Party F Proposal. A representative from Cooley then discussed with the Reneo Board the advisability of forming a special committee (the “Special Committee”) consisting of independent and disinterested directors of the Reneo Board due to, among other things, the affiliation of certain existing directors with significant investors in Party A. A representative from Cooley also advised the Reneo Board that other representatives of Cooley, not involved in the representation of Reneo, would be representing Party A in connection with Party A’s proposed transaction with Reneo. As such, Cooley advised the Reneo Board that Cooley would not be able to act as legal counsel for Reneo in connection with a transaction with Party A given the potential conflict of interest. The Reneo Board considered the experience and qualifications of members of the Reneo Board in connection with potential reverse merger, including those directors that were independent, were not a member of the Reneo’s management, did not have an interest in any potential transaction, including with Party A that is different from, or in addition to, the interests of the Reneo Stockholders generally (other than compensation received in connection with his or her service as a director) and did not have any interest or relationship that would affect his or her ability to act in an impartial and disinterested manner with respect to his or her review of any potential transaction. Following additional discussion, the Reneo Board approved the formation of a Special Committee comprising Roshawn Blunt, Eric M. Dube, Ph.D., Michael Grey, Paul W. Hoelscher and Ed Mathers as its members. The members of the Special Committee did not receive additional compensation for their service on the Special Committee. The Reneo Board authorized the Special Committee to (i) review and negotiate a potential transaction and any alternatives thereto that the Special Committee deemed appropriate, (ii) establish and direct the process and procedures related to the negotiation of a potential transaction and any alternatives thereto, (iii) make or accept, reject, negotiate or seek to modify the price, structure, form, terms and conditions of a potential transaction, (iv) determine whether a potential transaction or any alternative thereto is fair to, and in the best interests of, Reneo and Reneo Stockholders, and (v) with respect to any actions required to be taken by the full Reneo Board related to a potential transaction or any alternative thereto, recommend to the full Reneo Board what action, if any, should be taken by the Reneo Board. The authorization of the Special Committee’s powers included a requirement, however, that the full Reneo Board also approve any potential transaction.

The disclosure in the forty-fifth paragraph under the heading “The Mergers—Background of the Mergers” on page 118 of the Proxy Statement/Prospectus is hereby amended and supplemented as follows:

On April 4, 2024, the Reneo Board held a meeting at which members of Reneo’s management, a representative from Jones Day, a representative from Cooley and representatives of Leerink Partners were present. Members of Reneo’s management, Leerink Partners and Jones Day provided an update on due diligence on OnKure, OnKure’s due diligence of Reneo, the Concurrent PIPE Investments and the expected timeline for entering into the Merger Agreement. Mr. Flesher provided further input to the Reneo Board regarding OnKure’s development pipeline, clinical trial design and timelines, financial information, and other matters related to OnKure’s business and the proposed Concurrent PIPE Investments. Mr. Flesher also discussed the potential retention of Leerink Partners as lead placement agent in connection with the Concurrent PIPE Investments. The representative from Jones Day provided an update on the negotiations and terms of the Merger Agreement and related documents. The representatives from Leerink Partners then left the meeting. The Reneo Board provided feedback and direction to Reneo’s management and its advisors on the terms and negotiation of the Merger Agreement. The representative from Jones Day then discussed the proposal for Leerink Partners to act as lead placement agent for the Concurrent PIPE Investments, including the potential implications of any perceived or actual conflict of interest arising from Leerink Partners’ dual roles, and a proposal that Evercore Group L.L.C. (“Evercore”) act as co-placement agent. The representative of Jones Day also reviewed the compensation to which Leerink Partners and Evercore would be entitled in their capacity as co-placement agents. Following a discussion, the Reneo Board approved the engagement of Leerink Partners and Evercore as co-placement agents for the private placement financing transaction and instructed management to negotiate and execute engagement letters with each of them. In the past two years, Leerink Partners served as sales agent under Reneo’s at-the-market sales agreement, for which services Leerink Partners received compensation of approximately $40,000. Leerink Partners is also serving as a placement agent to Reneo in connection with the Concurrent PIPE Investments, and Leerink Partners will receive a fee in connection therewith. In the past two years, Leerink Partners has not provided investment banking services to, or received compensation from, OnKure. In the past two years, Evercore has not provided investment banking services to, or received compensation from, Reneo or OnKure.

The disclosure in the forty-sixth paragraph under the heading “The Mergers—Background of the Mergers” on page 118 of the Proxy Statement/Prospectus is hereby amended and supplemented as follows:

On April 5, 2024, Reneo entered into an engagement letter with Leerink Partners pursuant to which Leerink Partners would act as lead-placement agent in connection with the Concurrent Pipe Investments. Also on April 5, 2024, Reneo entered into an indemnification agreement pursuant to which it agreed to provide indemnification to Evercore in connection with its anticipated engagement as a placement agent in connection with the Concurrent PIPE Investments and into an engagement letter with LifeSci Capital LLC (“LifeSci Capital”) pursuant to which LifeSci Capital would also act as a placement agent in connection with the Concurrent PIPE Investments. The LifeSci Capital engagement letter was subsequently ratified by the Reneo Board. In the past two years, LifeSci Capital has not provided investment banking services to, or received compensation from, Reneo or OnKure.

The following disclosure is hereby added as a new last paragraph immediately following the forty-sixth paragraph under the heading “The Mergers—Background of the Mergers” on page 118 of the Proxy Statement/Prospectus:

Pursuant to their respective engagement letters, the co-placement agents for the Concurrent PIPE Investments are entitled to aggregate compensation in the amount of 5% of the gross proceeds of the Concurrent PIPE Investments.

The disclosure in the third bullet of the first paragraph under the heading “The Mergers—Reneo Reasons for the Mergers” beginning on page 123 of the Proxy Statement/Prospectus is hereby amended and supplemented as follows:

•

the Reneo Board’s belief, after thorough discussions with Reneo’s management and Reneo’s consultants and advisors and following review of certain internal information and expense forecasts, that a potential liquidation and dissolution was not reasonably likely to create greater value for Reneo Stockholders than a strategic alternative transaction based on, among other things, the need to hold back a meaningful amount of Reneo’s current cash balance to cover current and potential future liabilities, including those arising from a liquidation strategy;

The disclosure in the first paragraph under the heading “The Mergers—Opinion of Leerink Partners LLC—Summary of Financial Analyses” on page 132 of the Proxy Statement/Prospectus is hereby amended and supplemented as follows:

The following is a summary of the material financial analyses prepared by Leerink Partners and reviewed with the Reneo Board in connection with its opinion, which was delivered orally to the Reneo Board on May 10, 2024, and subsequently confirmed in its written opinion, dated May 10, 2024. For purposes of the analyses described below, Leerink Partners was directed to rely upon the Internal Data, including the OnKure Forecasts. In connection with the evaluation of the Proposed Transactions, management of Reneo did not prepare, and Leerink Partners did not consider, any similar unaudited financial forecasts of Reneo. Furthermore, Leerink Partners did not conduct a liquidation analysis with respect to Reneo in connection with its financial analyses. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Leerink Partners, nor does the order of the analyses described below represent the relative importance or weight given to those analyses by Leerink Partners. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. In arriving at its opinion, Leerink Partners did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Accordingly, Leerink Partners believes that its analyses must be considered as a whole and that selecting portions of such analyses and factors without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying Leerink Partners’ financial analyses and its opinion.

The disclosure in the first and second paragraphs under the heading “The Mergers—Opinion of Leerink Partners LLC—Summary of Financial Analyses—Discounted Cash Flow Analysis” beginning on page 133 of the Proxy Statement/Prospectus is hereby amended and supplemented as follows:

A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors, and then adding the present value equivalent of the terminal value of the business at the end of the applicable projection period. A discounted cash flow analysis is a widely accepted valuation methodology for development stage biotechnology companies, including valuations of companies whose primary product candidate is still in development and for which regulatory authorization to market the applicable product candidate may not be obtained, if at all, until several years into the future. For purposes of its discounted cash flow analysis, at the direction of Reneo, Leerink Partners relied upon the OnKure Forecasts, including Reneo management’s assessment of, and adjustments with respect to, the probability of success as reflected in the OnKure Forecasts. Leerink Partners was advised by Reneo, and assumed, at Reneo’s direction, that the OnKure Forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Reneo as to the matters covered thereby. Leerink Partners was also advised by Reneo management that the OnKure Forecasts included assumptions regarding probabilities of the success of OnKure’s lead product candidate, OKI-219, and that Reneo management believed these probabilities of success were reasonable based on a review of publicly available studies, industry practice and Reneo management’s professional experience. The OnKure Forecasts, which Reneo management directed Leerink Partners to use in deriving its financial analyses, includes cash flows through 2042, which is the year that Reneo management assumed patent protections for OKI-219 will expire. Reneo advised Leerink Partners that it believed it was reasonable to forecast revenues through the patent life of OKI-219.

Leerink Partners’ discounted cash flow analysis calculated the estimated present value of the risk-adjusted stand-alone, unlevered, after-tax free cash flows that OnKure was forecasted to generate from September 30, 2024, through December 31, 2042, which risk-adjusted unlevered, after-tax free cash flows are reflected in the OnKure Forecasts. Leerink Partners estimated the net present value of unlevered, after-tax free cash flows after fiscal year 2042 by assuming, at Reneo’s direction, an annual decline of 50% of such cash flows in perpetuity. Such 50% annual decline was assumed based on Reneo management’s judgment and professional experience with respect to products that no longer have intellectual property or regulatory market exclusivity. These risk-adjusted cash flows were discounted to present value as of September 30, 2024, using a discount rate ranging from

10% to 12%, derived from a weighted average cost of capital calculation for OnKure, which Leerink Partners performed utilizing the capital asset pricing model with inputs that Leerink Partners determined were relevant based on publicly available data and Leerink Partners’ professional judgment, including target capital structure, levered and unlevered betas for certain companies deemed by Leerink Partners to be comparable to OnKure, and the equity market risk premium and yields for U.S. treasury bonds, and adjusted for OnKure’s estimated net cash balance of $0.0 million as of September 30, 2024, as provided by management of OnKure, in order to derive an implied equity value range for OnKure. This analysis resulted in an implied equity value for OnKure of approximately $180.0 million to $290.0 million and a corresponding implied Merger Consideration of approximately 81.486 million to 131.283 million shares of Reneo Common Stock (i.e., an implied merger consideration greater than the estimated Merger Consideration of 76.959 shares of Reneo Common Stock proposed to be paid by Reneo pursuant to the Merger Agreement).

The following disclosure in the first paragraph under the heading “The Mergers—Opinion of Leerink Partners LLC—General” on page 134 of the Proxy Statement/Prospectus is hereby amended and supplemented as follows:

Leerink Partners is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. Leerink Partners has provided certain investment banking services to Reneo from time to time, for which it has received compensation. In the past two years, Leerink Partners served as sales agent under Reneo’s at-the-market sales agreement, for which services Leerink Partners received compensation of approximately $40,000. Leerink Partners is also serving as a placement agent to Reneo in connection with the Concurrent PIPE Investments, and Leerink Partners will receive a fee in connection therewith. In the past two years, Leerink Partners has not provided investment banking services to, or received compensation from, OnKure. In the ordinary course of business, Leerink Partners may in the future provide investment banking services to Reneo, OnKure or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of its trading and brokerage activities, Leerink Partners has in the past held, and may in the future hold, positions for its own account or the accounts of its customers, in equity, debt or other securities of Reneo, OnKure or their respective affiliates.

The disclosure in the eleventh paragraph under the heading “The Mergers—Certain Unaudited Financial Projections of OnKure” on page 137 of the Proxy Statement/Prospectus is hereby amended and supplemented as follows:

The OnKure Forecasts include financial measures, including adjusted net sales, adjusted net revenue, adjusted gross profit, adjusted operating income (loss) and unlevered free cash flow. The OnKure Forecasts do not include net income or earnings before interest, taxes, depreciation and amortization (“EBITDA”), and no forecasted OnKure net income or EBITDA models were provided to or considered by Leerink Partners or the Reneo Board. These financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP, and these financial measures may not be comparable to one another or to similarly titled measures used by other companies. Unlevered free cash flow should not be considered as an alternative to operating income or net income as a measure of operating performance. The SEC rules that would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure do not apply to financial measures that are provided to a board of directors or a financial advisor in connection with a proposed business combination transaction such as the OnKure Forecasts if the disclosure is included in a document such as this proxy statement/prospectus. Accordingly, we are not presenting a reconciliation of the financial measures included in the OnKure Forecasts to the relevant GAAP financial measures in this proxy statement/prospectus and we undertake no obligation to update or otherwise revise or reconcile any of the OnKure Forecasts to reflect circumstances existing after the date the OnKure Forecasts were generated or to reflect the occurrence of future events, except as otherwise required by law.

The following disclosure is hereby added as a new twelfth paragraph under the heading “The Mergers—Certain Unaudited Financial Projections of OnKure” beginning on page 134 of the Proxy Statement/Prospectus:

In connection with the evaluation of the Proposed Transactions, management of Reneo did not prepare, and the Reneo Board did not consider, similar unaudited financial forecasts of Reneo. Additionally, because the Proposed Transactions provided for a $15 million enterprise value that was ascribed to Reneo, in addition to Reneo’s anticipated approximately $60 million closing net cash position, management of Reneo did not prepare, and the Reneo Board did not consider, a liquidation analysis with respect to Reneo.

The following disclosure is hereby added immediately following the disclosure under the heading “The Mergers—Certain Unaudited Financial Projections of OnKure—OnKure Forecasts” on page 139 of the Proxy Statement/Prospectus:

Supplemental Unadjusted Forecasts

In addition to the OnKure Forecasts presented above, the Reneo Board was provided, but did not consider, the following supplemental forecasted financial information of OnKure, which was not adjusted for management’s assessment of POS.

	Fiscal Year Ending December 31,
(in millions)	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Net Sales(1)	—	—	—	—	—	—	—	$11	$220	$519
Unadjusted Net Revenue(2)	—	—	—	—	—	—	—	$11	$223	$535
Unadjusted Gross Profit(3)	—	—	—	—	—	—	—	$11	$212	$509
Unadjusted Operating (Loss) Income(4)	(35)	$(42)	$(36)	$(105)	$(142)	$(164)	$(184)	$(189)	$(10)	$255
Unadjusted Unlevered Free Cash Flow(5)	$(35)	$(42)	$(36)	$(105)	$(142)	$(164)	$(184)	$(191)	$(31)	$212

	Fiscal Year Ending December 31,
	2034	2035	2036	2037	2038	2039	2040	2041	2042
Net Sales(1)	$918	$1,388	$1,863	$2,143	$2,382	$2,631	$2,890	$2,960	$3,031
Unadjusted Net Revenue(2)	$960	$1,471	$2,002	$2,304	$2,561	$2,828	$3,107	$3,182	$3,258
Unadjusted Gross Profit(3)	$914	$1,402	$1,909	$2,197	$2,442	$2,696	$2,962	$3,034	$3,107
Unadjusted Operating (Loss) Income(4)	$600	$994	$1,359	$1,565	$1,740	$1,923	$2,113	$2,165	$2,217
Unadjusted Unlevered Free Cash Flow(5)	$531	$761	$971	$1,146	$1,281	$1,417	$1,559	$1,616	$1,656

(1)	Reflects total projected OKI-219 Net Sales in the United States.
(2)

Reflects Net Sales plus projected royalties that were not POS-adjusted related to OKI-219 sales outside of the United States at an assumed 15% royalty rate. OKI-219 sales outside of the United States are assumed to be 50% of Net Sales delayed one year from commercial launch in the United States.

(3)	Reflects Unadjusted Net Revenue less projected OKI-219 costs of goods sold. Assumes cost of goods sold is 5% of Net Sales in the United States.
(4)

Reflects Unadjusted Gross Profit less projected total operating expenses. Projected total operating expenses include research and development expenses, sales and marketing expenses and general and administrative expenses. Total operating expenses are not POS-adjusted.

(5)

Assumes a blended corporate tax rate of 25% and utilization of net operating losses. Unlevered Free Cash Flow is defined as operating income, less taxes, less change in net working capital (assumed to be 10% of the change in Adjusted Net Revenue from the prior year).

Reneo Stockholders and OnKure Stockholders are cautioned not to place undue reliance on the supplemental unadjusted forecasts.

The disclosure in the first paragraph under the heading “Interests of Reneo Directors and Executive Officers in the Mergers—Accelerated Vesting of Reneo Options and Reneo RSUs in Connection with the Mergers” beginning on page 140 of the Proxy Statement/Prospectus is hereby amended and supplemented as follows:

As of July 31, 2024, Reneo’s directors and executive officers held, in the aggregate, unvested Reneo Options covering 772,406 shares of Reneo Common Stock and unvested Reneo RSUs covering 185,000 shares of Reneo Common Stock. On May 10, 2024, the Reneo Board determined that, to the extent not previously vested, all Reneo Options and Reneo RSUs held by Reneo’s directors and executive officers will vest at the First Effective Time. This determination was made in connection with the Reneo Board’s approval of the Proposed Transactions after all material transaction-related terms had been agreed upon by the parties.

The disclosure under the heading “The Mergers—Interests of Reneo Directors and Executive Officers in the Mergers—Management Following the Proposed Transactions” on page 142 of the Proxy Statement/Prospectus is hereby amended and supplemented as follows:

Immediately following the Proposed Transactions, the NewCo Board is expected to be composed of seven directors, two of whom will be designated by Reneo and five of whom will be designated by OnKure, with one additional vacancy that may be designated by OnKure. Reneo has designated Michael Grey and Edward T. Mathers to serve as members of the NewCo Board. No Reneo executive officers are currently expected to be employed by NewCo upon the Closing of the Proposed Transactions and, accordingly, no post-closing employment terms were discussed between OnKure and any executive officer of Reneo. See the section entitled “Management Following the Proposed Transactions” beginning on page 267 of this proxy statement/prospectus~~, certain of Reneo’s directors are expected to become the directors of NewCo upon the Closing~~.

Forward-Looking Statements

This Current Report on Form 8-K and the exhibit furnished herewith contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, express or implied statements regarding the timing and completion of the proposed business combination involving Reneo and OnKure, the concurrent PIPE investment and any related proposed transactions (collectively, the “Proposed Transactions”). Any statements contained in this Current Report on Form 8-K that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements generally are accompanied by words such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “goal,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “project,” “seem,” “seek,” “should,” “target,” “will,” “would,” and similar expressions that indicate future events or trends or that are not statements of historical matters. These forward-looking statements may include, but are not limited to, statements regarding the Proposed Transactions; the combined company’s cash, cash equivalents and short-term investments, following the Proposed Transactions; the development of the combined company’s current and future product candidates; and the future operations of Reneo.

These forward-looking statements are subject to a number of risks and uncertainties, including, among other things: the risk that the conditions to the closing of the Proposed Transactions are not satisfied, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Reneo, OnKure or the combined company; uncertainties as to the timing of the closing of the Proposed Transactions and the ability of each of Reneo and OnKure to consummate the Proposed Transactions; risks related to the ability of Reneo and OnKure to correctly estimate and manage their respective operating expenses and expenses associated with the Proposed Transactions pending the closing of the Proposed Transactions; risks associated with the possible failure to realize certain anticipated benefits of the Proposed Transactions, including with respect to future financial and operating results; the potential for the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Proposed Transactions and any agreements entered into in connection therewith; the possible effect of the announcement, pendency or completion of the Proposed Transactions on Reneo’s or OnKure’s business relationships, operating results and business generally; risks related to the market price of Reneo’s common stock relative to the value suggested by the exchange ratio; unexpected costs, charges or expenses resulting from the Proposed Transactions; the potential for, and uncertainty associated with the outcome of, any legal proceedings that may be instituted against Reneo or OnKure or any of their respective directors or officers related to the Proposed Transactions; risks related to OnKure’s early stage of development; the uncertainties associated with OnKure’s product candidates, as well as risks associated with the clinical development and regulatory approval of product candidates, including potential delays in the completion of clinical trials; the significant net losses each of Reneo and OnKure has incurred since inception; the combined company’s ability to initiate and complete ongoing and planned preclinical studies and clinical trials and advance its product candidates through clinical development; the timing of the availability of data from the combined company’s clinical trials; the outcome of preclinical testing and clinical trials of the combined company’s product candidates, including the ability of those trials to satisfy relevant governmental or regulatory requirements; the combined company’s plans to research, develop and commercialize its current and future product candidates; the clinical utility, potential benefits and market acceptance of the combined company’s product candidates; the requirement for additional capital to continue to advance these product candidates, which may not be available on favorable terms or at all; the combined company’s ability to attract, hire, and retain skilled executive officers and employees; the combined company’s ability to protect its intellectual property and proprietary technologies; the combined company’s reliance on third parties, contract manufacturers, and contract research organizations; the possibility that Reneo, OnKure or the combined company may be adversely affected by other economic, business, or competitive factors; risks associated with changes in applicable laws or regulations; those factors discussed in Reneo’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 under the heading “Item 1A. Risk Factors” and in Reneo’s other filings with the SEC; and other risks.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is neither an offer to sell, nor a solicitation of an offer to buy or subscribe for, any securities of Reneo or OnKure, nor is it a solicitation of any vote in any jurisdiction with respect to the Proposed Transactions or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

This communication relates to the proposed Merger involving Reneo and OnKure and may be deemed to be solicitation material in respect of the Proposed Transactions. In connection with the Proposed Transactions, Reneo has filed a Form S-4, which has been declared effective by the SEC and of which the Proxy Statement/Prospectus forms a part. This Current Report is not a substitute for the Form S-4, the Proxy Statement/Prospectus or for any other document that Reneo may file with the SEC and/or send to Reneo’s stockholders in connection with the Proposed Transactions. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF RENEO ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT RENEO, ONKURE, THE COMBINED COMPANY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

Investors and security holders may obtain free copies of the Form S-4, the Proxy Statement/Prospectus and other documents filed by Reneo with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Reneo with the SEC are available free of charge on Reneo’s website at www.reneopharma.com/investors or by contacting Reneo’s Investor Relations at investors@reneopharma.com.

Participants in the Solicitation

Reneo, OnKure and their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies from Reneo’s stockholders with respect to the Proposed Transactions under the rules of the SEC. Information about the directors and executive officers of Reneo and their ownership of common stock of Reneo is set forth in its Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on March 28, 2024, as amended on April 26, 2024, including under the sections entitled “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, and “Item 13. Certain Relationships and Related Transactions, and Director Independence”. To the extent the security holdings of directors and executive officers of Reneo have changed since the amounts described in this filing, such changes are set forth on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC, which can be found at no charge at the SEC’s website at www.sec.gov. In addition, certain of Reneo’s executive officers are expected to provide consulting services to the combined company following the closing of the Proposed Transactions. Additional information regarding the persons who may be deemed participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are included in the Form S-4 and the Proxy Statement/Prospectus. You may obtain free copies of this document as described above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 20, 2024

Reneo Pharmaceuticals, Inc.

By:	/s/ Gregory J. Flesher
Name:	Gregory J. Flesher
Title:	President and Chief Executive Officer (Principal Executive Officer)